

Mail Stop 3561

March 4, 2010

Mr. Richard Astrom
Chief Executive Officer
Genesis Capital Corporation of Nevada
11415 NW 123 Lane
Reddick, FL 32686

> Re: **Genesis Capital Corporation of Nevada**
> **Form 8-K**
> **Filed February 2, 2010**
> **File No. 0-27831**

Dear Mr. Astrom:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K Filed February 2, 2010

Item 4.01 Changes in Registrant's Certifying Accountant

Item 9.01 Financial Statements and Exhibits

1. We note your disclosures describing the resignation of Bagell, Josephs, Levine & Company, LLC and the engagement of Friedman LLP in conjunction with the merger of the two audit practices. In addition, we note that the financial statements of Milwaukee Iron Professional Arena Football, LLC, included at Item 9.01, were audited by Larry O'Donnell, CPA, P.C. A change in accountants usually occurs in connection with a reverse acquisition when the premerger financial statements of the shell and the operating company are audited by two

different auditors. The auditor that is no longer associated with the registrant for periods after the merger is presumed to be the predecessor. Accordingly, please file an Item 4.01 Form 8-K to report the termination of Friedman LLP as the Company's auditor.

2. Please include a letter from your former auditor (Friedman LLP) as an exhibit to your Item 4.01 Form 8-K stating whether your former auditor agrees with your Item 304 disclosures, or the extent to which your former auditor does not agree.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Dave Walz at (202) 551-3358.

Sincerely,

Dave Walz
Staff Accountant
Office of Beverages, Apparel and
Healthcare Services